UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

Firstline Environmental Solutions Inc.
(Name of Small Business Issuer in its charter)

Florida (State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

#203- 20189 56th Avenue, Langley, British Columbia, Canada (Address of principal executive offices)	V3A 3Y6 (zip code)

Issuer's telephone number (604) 468 2955

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered _________________________________________ _________________________________________	Name of each exchange on which each class is to be registered _________________________________ _________________________________

Securities to be registered under Section 12(g) of the Act:

COMMON (Title of class)

(Title of class)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 2336 (11-03)

Item 1.     Description of Business

a.	Business Development

Firstline Environmental Solutions Inc. (FEMS) was incorporated August 22, 1997 in the State of Florida, United States as Project I Corp., and the corporate name change to Firstline Environmental Solutions Inc. occurred October 18, 2001. The Company is listed on the Pink Sheet OTC Exchange with the trading symbol "FEMS" in the United States of America. FEMS has a wholly owned subsidiary in Canada named Firstline Recovery Systems Inc. (FLRS), which was incorporated in British Columbia on June 1, 1998. Both companies are referred to commonly as "Firstline".

In June 1998, FLRS was assigned Canadian patent No. 1,110,206 and U.S. patent No. 4,265,743 protecting an apparatus for the extraction of gold from placer deposits, as well as a rotary receptacle stratifier with liquid flow for placer mineral processing (Canadian patent no. 1,153,336) and a placer mineral concentrator and process, (U.S. patent no. 4,347,130), all in consideration of 100,000 shares of FLRS common stock.

Firstline Environmental Solutions Inc. undertook a reverse acquisition on July 18, 2002 with Firstline Recovery Systems Inc., which is now the wholly-owned subsidiary of FEMS. FEMS has operated as a holding company listed on the Pink Sheet OTC Exchange since inception. All operating activities have always been conducted in the subsidiary FLRS, except for all of the below described mining claims, which were assigned to FEMS as at May 15, 2005. FEMS is a registered in Canada with CCRA and is extra-provincially registered in the Province of British Columbia.

Firstline received $82,000.00 of scientific research funds during 2002 for the development of its licensed patent "Centrifuge Processor" for the purpose of cleaning contaminated sites.

Firstline was awarded its first contract with the Department of National Defense in September 2001, for the remediation of their contaminated site at the Chilliwack Military Base, Chilliwack, B.C.

b.	Business of Issuer

Firstline Recovery Systems Inc. (FLRS) was formed with the objective of developing both a mining property and remediating soils contaminated with heavy metals. Utilizing existing mining technologies and techniques FLRS embarked on a two- year research and development program to refine the processes and equipment needed to bring their goals to fruition. The results included the patented "Centrifuge Processor" which was purchased by Firstline in July 1998. In the above-mentioned project completed for Canada's Department of National Defence, FLRS and its "Centrifuge Processor" met with success cleaning one of the Ministry's lead contaminated shooting ranges in Chilliwack, British Columbia, Canada. With this success FLRS expanded its objectives and developed a mission to bring advanced technologies and methodologies to a broader range of environmental contamination challenges. By 2001 the experience gained in the remediation field provided Firstline the impetus to expand into precious metals recovery and into the exploration of magnetite as an environmentally friendly blast abrasive material as well as the marketing of ancillary products and services to compliment these areas of interest.

Precious Metals - FEMS

Firstline obtained its Miner certificate number 141500 in December 1998, for the purpose of acquiring Hard Rock Mining Claims, for exploration and development. Firstline acquired its first gold property shortly thereafter called the Burns Group Mineral Claims, (The Burns Group) which encompasses 3,274 Acres (1,325 hectares) of Mineral Hard Rock Claims.

The Firstline Burns Mountain property is 45 miles east of Quesnel, British Columbia, along Highway 26 to Barkerville Historic Gold Town. Firstline acquired another adjoining property at Burns Mountain in 2000, adding another 6,475 acres (2,622 hectares) of Mineral hard Rock property, creating a total of 9,749 acres (3,947 hectares) of exploration property. In January 2005, the Burns Group was converted to cells; this resulted in the property being recorded as 3,947 hectares within 158 cells. The new tenure numbers are 506325, 506328, 506333, 506335, 506336 and 506337. Firstline also has two placer properties in the same region, namely the Hawk placer property and the Joytown property both LPM's (lease of placer minerals) of which Joytown is near the head of Cunningham Creek.

On May 15, 2005, all of the mineral rights were assigned by way of agreement from FLRS to FEMS and are now registered under Miner certificate number 201413, Firstline Environmental Solutions Inc., as outlined in the chart below.

Tenure Number	Claim Name	Map Number	Good To Date	Status	Mining Division	Area (hec)		Discription	Annual fee	Assessment
Owner - Miner Certificate No. 201413 (100%) Firstline Environmental Solutions Inc.									.40/hec	4.00/hec

506325	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	77.72		Mineral cells	$31	$311
506328	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	446.93		Mineral cells	$179	$1,788
506333	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	913.66		Mineral cells	$365	$3,655
506335	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	992.03		Mineral cells	$397	$3,968
506336	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	758.26		Mineral cells	$303	$3,033
506337	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	758.62		Mineral cells	$303	$3,034

			Total Hard Rock		Hectares	3,947.2	47		$1,579	$15,789
					Acres	9,753.8	21

									.40/hec	5.00/hec

514918	Hawk	093H	2006/JUN/21	GOOD	CARIBOO	45.	700	Placer LPM	$18	$229
374389	Joytown	093A094	2006/APR/07	GOOD	CARIBOO	69.	500	Placer LPM	$28	$348

			Total Placer		Hectares	115.	200		$46	$576

With good access available, Firstline has conducted preliminary works at Burns Mountain including exploration and locating of existing adits and shafts. The longest explored adit tunnel being 2,350 feet into the mountain. The property offers good assay results from many locations tested, with 50% of the property still unexplored. Further, earlier records showed the creeks draining Mountain Burns contained very coarse gold of high fineness of up to 920 fine. In 1990 our president, Tom Hatton, discovered an 8.5 ounce gold nugget at Burns Creek, which was recorded and published in the B.C. mining records.

Tom Hatton and our field people have lived and worked in the area for many years and are very familiar with Burns Mountain property. As at March 23, 2005 Firstline received its first report from Geologist, Robert Reid, P.GEO. (Mr. Reid is also responsible for the Bonanza Ledge gold discovery for International Wayside Ltd.) British Columbia Government Geologist reports dated January 2001, indicate that more occurrences of the Bonanza ledge formation are likely to occur and may exist within the Burns Mountain area and other areas nearby. Firstline intends to conduct an extensive exploration program on Burns Mountain, as Mr. Reid’s report has identified some specific target areas. Further, Firstline is committed to commence the work program recommended by Mr. Reid for 2005 and 2006.

The Company and its directors will disclose information as required under the guidelines of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) with respect to the technical report prepared and submitted to the Company by its Geologist, Robert E. (Ned) Reid, P.Geo.

Natural Mineral Products – FLRS

Recent environmental regulations throughout North America have restricted the use of traditional abrasives like silica-sand and some slags in the blast cleaning (sand blasting) market where 5 million tons of abrasives are used each year, as per the Canadian Industrial Abrasive Association. We believe that magnetite has emerged as a less health-damaging and more environmentally friendly alternative to the traditional non-recyclable abrasives. We also believe that specific particle sizes that we can produce of natural magnetite product performs optimally in blast cleaning applications and can be recycled.

As Firstline Recovery Systems Inc. searched for environmentally friendly products to expand into the Blast Abrasive industry, research lead us to a large deposit of magnetite on the Tulameen River on a property owned by Golden Spike Exploration, a Canadian company headquartered in Coalmont, British Columbia. The magnetite that was discovered had been tested as a blast abrasive and showed very promising results as outlined in the Powertech Labs Inc. report dated August 27, 2002. Firstline entered into a partnership with Golden Spike to do larger sampling, bulk testing and ultimately take the project to production levels.

In late 2002 bulk production tests were done to establish the best onsite recovery methods and to develop large samples for testing in the marketplace. 2003 was spent testing these samples and establishing market acceptance for Firstline brand name “Eco-Blast” product. These tests were conducted by Powertech Labs Inc. and B.M. Guthrie Inspection & Consulting. Market testing was conducted by Mr. Grant Morrison – Director of Marketing for Firstline, who has opened liason with Target Products Ltd., headquartered in Vancouver, BC, with plants and distribution worldwide. “Eco-Blast” meets the requirements that the industry has for an environmentally friendly product, in that it has excellent cutting rate and can be priced competitively. Preparations to go into full production were instituted in February of 2004 but were delayed due to start-up capital requirements.

Soil Remediation –

The Canadian Ministry of Defence called on Firstline and the “Centrifuge Processor” technology to assist them with the clean up of contaminated soil at a military base in Chilliwack, British Columbia, Canada. Firstline was able to meet all the requirements set out for them, removing lead bullets or slugs & lead and copper fines to 300 ppm as well as brass casings in accordance with established guidelines. From the Ministries own estimates, a minimum of $261,000 savings was realized through the use of Firstline’s technology.

The Firstline “Centrifuge Processor” a proprietary machine that removes lead and other heavy metals from affected soils. With its roots in the mining industry the “Centrifuge Processor” is versatile, yet rugged enough to handle the most demanding projects. It has been designed to maximize throughput while minimizing environmental concerns. With on-board screens and concentrators the “Centrifuge Processor” uses water that is continually recycled, eliminating environmental degradation from spills and greatly reducing the use of fresh water.

Firstline holds an assignment of Canadian patent no. 1,110,206 and U.S. patent no. 4,265,743 on an apparatus for the extraction of gold from placer deposits and a rotary receptacle stratifier with liquid flow for placer mineral processing, Canadian patent no. 1,153,336 and Placer mineral concentrator and process, U.S. patent no. 4,347,130.

Item 2.     Management's Plan of Operation

Firstline is an exploration and development stage company with mineral rights to Burn’s Mountain mineral property in the Cariboo region of British Columbia Canada, and placer rights for Hawk and Joytown LPM’s (lease of placer minerals) in the same region. The Company also has proprietary rights in its soil remediation equipment “Centrifuge Processor” and magnetite mineral product trade named “Eco-Blast” as outlined further in Item 1b.

Management undertook to carryout an initial geology survey of its Burns Mtn. property in the fall of 2004. Based on the positive results of the Company’s geology report which Firstline received in March 2005, management’s plan of operations has resolved to focus all energies and resources towards the second stage of exploration at Burns Mtn. The Company is currently raising $500,000 CDN through its flow through Offering Memorandum whereby over 70%, $350,000, of the proceeds will be expended toward further exploration and the drilling program as recommended by the geologist. Please see Description of Securities-Flow Through Shares, page 13.

The timeline and specific use of proceeds are outlined in the table below. Firstline plans to utilize the capital in blocks as it is raised to perform the milestones in the projected timeframes initiating in September 2005. Preliminary discussions and coordination have been conducted for engagement of our geologist Robert “Ned” Reid and his team, as well as placement and operation of the drilling rig and equipment. Management plans that all assay and analytical testing will be conducted by Eco Tech Laboratory Ltd., based in Kamloops BC, though the Company has no contract with Eco Tech at this time. The majority of the annual fees and assessment costs for the mineral tenures are due and budgeted for in December 2005 as outlined in the chart in Item 1b.

Description of intended use of net proceeds in order of priority	No. of Months to Complete	Cost to Complete
Complete the Offering - fees	Months 1 to 4	$50,000 (1)
Prospecting	Months 1 to 2	$15,000 (2)
Trenching and Gridding	Months 1 to 5	$55,000 (2)
Deployment of Drill Equipment and Accessories	Months 2 to 3	$25,000 (2)
Drill Equipment Placement and Implementation	Months 2 to 4	$25,000 (2)
Drilling program and works (2 man operation)	Months 5 to 9	$160,000 (2)
Preliminary Test Works	Months 5 to 9	$30,000 (2)
Analysis, Assaying and Reporting	Months 6 to 10	$40,000 (2)
Leases, Fees and Assessments	Ongoing	$25,000 (1)
General Working Capital	Ongoing	$75,000 (1)
Total		500,000

(1)     This amount will be paid from the proceeds of the Offering attributable to the 30% (non- flow through) portion of the Offering
(2)     This amount will be paid from the proceeds of the Offering attributable to the 70% flow-through portion of the Offering.

The Offering is comprised of 200 units, each consisting of 10,000 common shares of which 7,000 are flow-through eligible (flow-through shares simply provide a tax reduction strategy for Canadian tax payers as outlined Item 8). Each share has a warrant attached which is exercisable in two years at a price of $0.50 USD per share. The units are priced at $2,100 CDN each for the first 120 units and $3,100 CDN per unit for the remaining 80 units. Upon the maximum subscription to the Offering, the Company will issue an aggregate of 2,000,000 common shares. Fully diluted the Offering will realize $500,000 CDN, plus $500,000 USD (upon the exercise of the 2,000,000 warrants) for an aggregate issue of 4,000,000 common shares.

Firstline entered into an Option to Purchase Agreement on July 30, 2005 with Georgia International Mining Corporation, whereby the Company has optioned to Georgia three out of the six mineral tenures that Firstline holds in the Burns Mountain claim. The option purchase price is $285,000.00 CDN of which $35,000.00 has been received as a non-refundable deposit and the balance of $250,000.00 is to be paid by way of two payments of $125,000.00 each commencing June 15, 2006 and ending June 15, 2007. Georgia has further agreed under the Option Agreement to fund the first phase of the work program to establish grids, radiometric surveys, along with geological mapping and sampling on the optioned property.

The Company’s assets are recorded at the lower of cost or market value. The total assets at May 31, 2005 were $348,153 USD net of amortization, as compared to $295,445 in the prior year. The majority of Firstline’s assets are long-term in nature and thus considered to be of lower liquidy. The Company’s cash inflow has been generated mainly from shareholder loans, short-term loans and issuance of common stock with minimal revenues and government incentive programs since inception. As delineated in the Company’s audited financial statements, over the past two years, the amounts due on short-term notes have been reduced by $99,257, while shareholder’

loans and common stock issuance have increased by $66,649 and $726,724 respectively. Of the $343,934 due to shareholders as at May 31, 2005, $340,906 (99.12%) was converted to shares issued on June 14, 2005.

Management continually reviews its overall capital and funding needs to ensure that the capital base can support the estimated needs of the business. These reviews take into account current business needs as well as the Company’s future capital requirements. Based upon these reviews, to take advantage of strong market conditions and to fully implement our expansion strategy, management believes that the Company will continue to increase our net capital through the proceeds from sales of our securities. For more information on the cash flows of the Company, please see the statement of cash flows included in the Company’s financial statements appearing elsewhere herein.

Item 3.     Description of Property

The Firstline Burns Mountain property is 45 miles east of Quesnel, British Columbia, along Highway 26 to Barkerville Historic Gold Town. Firstline acquired another property at Burns Mountain in 2000, adding another 6,475 acres (2,622 hectares ) of Mineral hard Rock property ,to total of 9,749 Acres (3,947 hectares ) of exploration property. In January 2005, the Burns Group was converted to cells; this resulted in the property size being changed to 3,947 hectares with 158 cells. The new tenure numbers are 506325, 506328, 506333, 506335, 506336, 506337. Firstline also has two placer properties in the same region, namely the Hawk LPM placer property and the Joytown LPM (lease of placer minerals) which is near the head of Cunningham Creek.

Item 4.     Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners holding five percent or greater of the 17,506815 shares of common stock outstanding as of August 31, 2005 and of Management assuming the exercise of outstanding options held by management.

Title of Class	Name and Address Beneficial Owner	Position	Amount & Nature of Beneficial Owner*	% of Class
Common	Tom Hatton
Box 111,
Wells, BC, V0K 2R0

Evan Brett
19651 - 48th Avenue,
Langley, BC, V3A 3K7

Dorlyn Evancic
1228 Gateway Place,
Port Coquitlam,
BC, V3C 5X4

Fu Kwai Enterprises
Ltd.**
Suite 215, 8171 Cook Road
Richmond, BC, V6Y 3T8

Great West
Management Corp.***
Suite 102 - 20475 Douglas Cres.
Langley, BC, V3A 4V6

Directors and
Officers as a
	Group (3 persons)	Director President Director Secretary Director Treasurer Principal Shareholder Principal Shareholder	590,000 482,054 500,000 2,674,833 3,805,632 1,572,054	3.0% 2.4% 2.5% 13.5% 19.3% 7.9%

*	Ownership is direct and the following exerice-able warrants are included: T Hatton - 40,000, E. Brett - 113,416, Fu Kwai - 150,000

**	More than 50% of the voting rights of this Principal Shareholder are controlled by Robert Vaughan

***	More than 50% of the voting rights of this Principal Shareholder are controlled by Gino Mollica

Item 5.     Directors and Executive Officers, Promoters and Control Persons

NAME	AGE	POSITION*	1ST YEAR WITH COMPANY

Tom Hatton Evan Brett Dorlyn Evancic	62 65 41	Director, President Director, Secretary Director, Treasurer	2004 2005 2005

*	Directors serve until resignation or their successors are elected by the shareholders.

Business Experience

Tom Hatton:  Mr. Hatton has extensive experience in all facets of the minerals and mining industry.  With over twenty five years of stewardship in the field with multiple properties, he has undertaken management and operations roles including the following: placer mining operations, design and development of mineral processing plants, purchasing and placement of heavy equipment, government permitting, coordinating research and development activities, human resources, working closely with geologists, engineers and equipment operators.  His knowledge and expertise in the mining industry will be instrumental to the company. Mr. Hatton has been a project manager with Firstline Recovery Systems Inc. in charge of acquisitions and operations, since 1998 and has been in directorship with Firstline Environmental Solutions Inc. since 2004.

Evan Brett:   Evan has been in commercial real estate for the past 33 years selling and leasing commercial and investment properties and businesses. During that time he has also been active in numerous other businesses and organizations such as 9 years as a director of the Fraser Valley Real Estate Board chairing various committees, 5 years as a director of Homewood Mortgage Investment Corp. and more recently 3 years as a director of VWR Mortgage Investment Corp. Aside from his involvement in both Firstline companies, he has become an owner and director of two newly formed companies, EKG Minerals Inc. and GM International Investments Inc. He is a contributing author and editor of a soon to be published manual entitled a Guidebook to Commercial Real Estate. He is a graduate of both U.B.C. and Simon Fraser Universities in B.C. and is the father of 5 grown children. He comes from a background of varied work experience, teacher, skipper, office manager, sales manager, taxi driver, commercial fisherman. He has received additional training in contractual law, public speaking, conflict resolution, writing, media management and public relations. Mr. Brett is currently a commercial realtor with Royal LePage — Wolstencroft in Langley, BC.

Dorlyn Evancic:   Mr. Evancic has over 19 years of experience in business finance, management and operations in various corporations and industries. He has held executive positions in financial management and as a consultant with many private and public organizations. In these capacities he has coordinated a wide range of corporate activities including, business planning and development, financial analysis, treasury management, due diligence, systems design and implementation. His diverse background and business acumen will enhance our corporate management. Mr. Evancic is the President of Pro-Act management Inc. which he has operated since 1997 and has held his Certified General Accountant — CGA designation since 1989.

There are no family relationships between the directors and officers.

Promoter

Mr. Reda Akladios of Vancouver, British Columbia is the designated promoter of our company as of August 2, 2005. Mr. Akladios has received no item of value from the Company for the Promoter’s designation at this juncture. Mr. Akladios is an officer and director of Georgia International Mining, Inc. On July 30, 2005 Firstline entered into an Option to Purchase Agreement with Georgia International Mining Corporation, whereby the Company has optioned to Georgia three out of the six mineral tenures that Firstline holds in the Burns Mountain claim. The option purchase price is $285,000.00 CDN of which $35,000.00 has been received as a non-refundable deposit and the balance of $250,000.00 is to be paid by way of two payments of $125,000.00 each commencing June 15, 2006 and ending June 15, 2007.

Item 6.     Executive Compensation

Firstline has a Consulting Agreement with Pro-Act Management, a company controlled by Dorlyn Evancic, whereby Firstline retained Pro-Act on March 1, 2005, for management and consulting services on a one-year renewable term. Remuneration is comprised of shares as disclosed in Item 4 and $3,000 per month on a cash and accrual payment basis through FLRS.

Item 7.     Certain Relationships and Related Transactions

There have been the following related party transactions during the past two years:

Date	Related Person/Relationship	Description of Transaction
May 2004 May 2004 May 2004 May 2004 June 2005 June 2005 June 2005 June 2005 July 2005	Great Western Mgmt Corp.
Principal Shareholder

Evan Brett/Director &
Secretary

Fu Kwai Ent. Ltd.
Principal Shareholder

Tom Hatton/Director &
President

Fu Kwai Ent. Ltd.
Principal Shareholder

Evan Brett/Director &
Secretary

Delaine J. Mollica
Family member to Gino
Mollica, principal shareholder
Of Great West Mgmt Corp.

Dorlyn Evancic/Director &
Chief Financial Officer

Reda Akladios/Promoter

707,818 shares issued for
debt conversion of $127,407

65,000 shares issued for
debt conversion of $16,250
40,000 shares issued for services

350,000 shares issued
for services

65,500 shares issued for
debt conversion of $16,375

1,155,833 shares issued for
debt conversion of $127,144

33,416 shares issued for
debt conversion of $6,014
222,222 shares issued for services

325,000 shares issued for
debt conversion of $65,000

500,000 issued for services

Option to Purchase Agreement
with Georgia International
Mining Corporation of which Mr.
Akladios is an officer and director.

Item 8.     Description of Securities

Common Stock

We are presently authorized to issue 50,000,000 shares of $.001 par value common stock. All shares, when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any shareholders’ meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to our Articles of Incorporation for a more complete description of the rights and liabilities of holders of common stock. Our shares do not have cumulative voting rights, which means that the holders of more the 50% of the shares voting for each election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors. We will furnish annual reports to our shareholders, which will include financial statements and other interim reports, as we deem appropriate.

Warrants

We currently have 2,247,315 outstanding warrants. Each warrant represents the right to purchase one share of common stock at price per share as outlined below. These warrants were issued with a two-year exercise period and expire on the dates as outlined in the chart below.

At May 31, 2005, the company has the following warrants outstanding:

Number	Exercise Price	Expiry Date
350,000 150,000 40,000 50,000 700,000 12,500 181,066 133,332 114,814 297,000 145,187 33,416 40,000 2,247,315 =======	$0.35 0.35 0.35 0.35 0.30 0.35 0.30 0.35 0.35 0.30 0.35 0.35 0.30	October 1, 2005
October 6, 2005
October 9, 2005
October 15, 2005
October 15, 2005
November 1, 2005
November 26, 2005
November 28, 2005
December 1, 2005
December 1, 2005
December 17, 2005
February 15, 2006
April 30, 2006

The holders of the warrants have no rights as stockholders until they exercise their warrants.

The Company is conducting a private placement of securities in British Columbia, Canada. This Offering consists of up to a maximum of 200 Units, each Unit consisting of 10,000 common shares of which 7,000 shares are "Flow-Through Shares" as described below and 3,000 non flow through common shares, at the following prices:

Number of Units	Price Per Unit
120 80	$2100.00 CDN $3100.00 CDN

Each unit has attached 10,000 warrants, of which each warrant is convertible into one common share, exercisable within two years at a price of $0.50 USD per share. Each of the Common Shares (together the "Shares") of the Company is entitled to one vote at a meeting of shareholders. The Shares are not convertible into shares of any other class and are not redeemable or retractable. We have no present intention of paying dividends. Future dividends, if any, will be determined by the Directors.

Save as described under the heading "Flow-Through Shares" below, there are no special rights or restrictions of any nature attached to any of the Shares and all Shares rank equally with each other as to all benefits which might accrue to the holders of the Shares.

Flow-Through Shares

The Company has agreed to expend an amount equal to the gross proceeds received from purchasers for each common share issued as part of a Unit sold to incur expenditures that qualify as Canadian Exploration Expense ("CEE") and renounce such expenditures in favour of the purchasers of the private placement units, hereafter referred to as "Flow-Through Shares". The renunciation will entitle the purchasers to claim certain deductions for income tax purposes.

Canadian Exploration Expenses "CEE"

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any prospective purchaser and no representation is made with respect to the tax consequences to any particular person. Accordingly, investors should consult their own legal and tax advisors to determine the particular tax consequences to them having regard to their own particular circumstances.

The following has been prepared by management of the Company and is a summary of the principal Canadian federal income tax considerations applicable to purchasers who acquire Flow-Through Shares pursuant to the Canadian private placement, who are resident in Canada, who deal at arm's length with the Company and who hold the Flow-Through Shares as capital property, all within the meaning of the Income Tax Act (Canada) (the "Tax Act"). The Flow-Through Shares will generally be considered to be a capital property, unless the purchaser holds such shares in the course of carrying on a business of trading or dealing in securities or has acquired them in a transaction or transactions considered to be an adventure in the nature of a trade.

This summary does not address purchasers who or which are partnerships, trusts, "principal-business corporations" as that phrase is defined in the Tax Act (being essentially corporations whose main business is the exploitation of natural resources), traders or dealers in natural resource properties, "financial institutions" as that phrase is defined in the Tax Act, persons who deal with the Company on a non-arm's length basis or non-residents of Canada.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), any publicly-announced proposals to amend the Tax Act or Regulations prior to this date and our understanding of the current administrative policies of the Canada Revenue Agency ("CRA").

For the legislative basis of flow-through shares and CEE expenditures, please refer to Sections 66 and 66.1 of the Tax Act and to Section 1219 of the Regulations.

This summary assumes that the Company will make all the necessary tax filings in respect of the issuance of the Flow-Through Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and the Regulations. This summary assumes that the Company will be a "principal-business corporation" at all material times and that the Flow-Through Shares, when issued, will not be "prescribed shares" within the meaning of the Tax Act.

Flow-Through Shares
A flow-through share (FTS) is a mechanism that allows a principal business corporation to obtain financing for expenditures on mineral exploration and development in Canada. By issuing flow-through shares, a company can renounce, or flow through, certain expenses to the purchaser of the share. These expenses are deemed to be incurred by the investor and not the corporation and thereby reduce income subject to tax in the hands of the investor (which can be an individual or another corporation). The FTS mechanism, therefore, not only allows costs to be claimed sooner than they would have seen if they were retained in the corporation incurring them, but also to be claimed against income subject to higher rates.

A "principal-business corporation" as that phrase is defined in the Tax Act, that incurs Canadian exploration expense in the business ("CEE") with funds received from a purchaser pursuant to an agreement to subscribe for flow-through shares (other than certain prescribed shares described in the Regulations) can renounce such CEE to the purchaser so that the expenses are deemed, for income tax purposes, to have been incurred by the purchaser. Generally, CEE includes any expense incurred by a corporation for the purpose of determining the existence, location, extent, or quality, of a mineral resource, or petroleum or natural gas in Canada, including expenses involved with: prospecting, geological, geophysical or geochemical surveys, drilling (rotary, diamond, percussion or other methods), and/or trenching, digging test pits and preliminary sampling.

CEE also includes expenses incurred for the purpose of bringing a new mine into production, including clearing, removing overburden and stripping, and sinking a mineshaft. These expenses can be described as pre-production development costs.

An exploration expense does not include any expense related to a mine that has come into production in reasonable commercial quantities. It also does not generally include any expense incurred in drilling or completing an oil and gas well, or preparing a site for a well, when that well is brought into production within a specified period of time after incurring the expense, or when the total expense incurred to bring that well into production is less than $5 million.

There is a 100% deduction available in respect of CEE in the year that the expenditure is incurred. The deduction is optional and in the case of a principal business corporation, it cannot be used to create a non-capital loss. Any unused balance of Canadian Exploration Expenses (CEE) in a particular year can be carried forward indefinitely and claimed in a later year at the election of the taxpayer.

Pursuant to the Subscription Agreement in substantially the form attached to the Canadian private placement to be entered into between the Company and each purchaser obtaining Flow-Through Shares, the Company will represent that it is, and at all material times will be, a principal-business corporation and that the Flow-Through Shares will not be prescribed shares when they are issued. To effectively renounce the CEE to purchasers, the Company must make certain filings with respect to issuance of the Flow-Through Shares and renunciation of CEE in the manner and within the times required by the Tax Act. The Company will represent to purchasers that it will make such filings and provide purchasers with the necessary information with respect to CEE renounced for purposes of each purchaser's income tax returns. However, the preparation and filing of the income tax returns will be the responsibility of each purchaser.

In general terms, the Company can renounce CEE incurred by it between the date the Subscription Agreement is fully executed by the Company and the purchaser and the end of March of the calendar year following the date which is 24 months from the end of the month that includes that date. The Company will be entitled to renounce the amount of CEE otherwise deductible, less: (i) any previous renunciations with respect to such CEE; (ii) any portion of such CEE that is prescribed under the Regulations as relating to overhead expenses; (iii) any assistance the Company has received or may reasonably be expected to receive that is reasonably related to such CEE; and (iv) any such CEE that is the cost of, or an expense incurred for the use of, certain seismic data as more fully described in the Tax Act. The Company may not renounce to purchasers an amount in excess of the consideration paid by the purchasers for the Flow-Through Shares. Further, the Company will not be entitled to renounce CEE to the extent that such renunciation, if effective, would cause the Company's own cumulative CEE account to be negative.

Subject to certain restrictions in the Tax Act, it is possible for the Company to renounce to a purchaser within the first 90 days after the end of a particular calendar year in which the purchaser and the Company entered into a Subscription Agreement and the purchaser paid for Flow-Through Shares thereunder, CEE that are "Qualifying Expenses" which the Company either incurred before the end of those 90 days or which it will incur thereafter but before the end of the calendar year in which those 90 days occurs. The renunciation will have retroactive effect to December 31 of the previous year.

Deduction for CEE
CEE deemed to have been incurred by a purchaser will be added to the purchaser's cumulative CEE account. A purchaser may deduct, in computing income from all sources for a taxation year such amount as may be claimed not exceeding 100% of the purchaser's cumulative CEE account.

Any such deductions reduce the purchaser's CEE account by a corresponding amount. Also, a purchaser's CEE account is reduced by the amount of any assistance the purchaser becomes entitled to receive in respect of CEE included in that account.

If a purchaser's CEE account becomes negative at the end of a taxation year, that amount must be included in the purchaser's income for that year, and the resulting balance in the account is nil until the purchaser incurs or is deemed to incur further CEE (This may apply when combining a non-refundable investment tax credit claimed by the purchaser in the previous year.)

To the extent that a purchaser does not deduct the balance of his or her cumulative CEE account at the end of a taxation year, the balance will be carried forward indefinitely and the purchaser will be entitled to claim deductions in respect thereof in subsequent taxation years. A purchaser who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Company as described above as well as the ability to deduct any CEE previously renounced to the purchaser by the Company, and the purchaser of such shares will not be entitled to a renunciation of any CEE or to such deductions.

The Company does not propose to engage counsel to verify the expenses incurred or to be incurred, the amounts of renunciation made or to be made by the Company, nor the effective date of any renunciation.

Disposition of Flow-Through Shares
Any disposition or deemed disposition (other than a disposition to the Company) of Flow-Through Shares may result in the realization of a capital gain or capital loss in the taxation year of the disposition, equal to the amount by which the proceeds of disposition exceed the adjusted cost base of the Flow-Through shares and any costs of disposition.

Flow-Through Shares are deemed by the Tax Act to have been acquired at a cost of nil, notwithstanding the amount actually paid for the shares. However, the "adjusted cost base", as that phrase is defined in the Tax Act, of a flow-through share to a purchaser at any time will be averaged with the adjusted cost base of any other flow-through or flow-through common shares of the Company in the same class of such shares which, are held by the purchaser at that time as capital property.

One-half of any capital gain (i.e., a taxable capital gain) from the disposition of Flow-Through Shares must be included in the purchaser's income for the taxation year in which the disposition occurs. One-half of any capital loss (i.e., an allowable capital loss) may be deducted by the purchaser from taxable capital gains for the year and excess allowable capital losses may generally be carried back three years and forward indefinitely. Allowable capital losses may not generally be used to offset other types of income. In some circumstances, an allowable capital loss will be denied if the loss arises from a disposition to a related person.

Dividends Received on Flow-Through Shares
Dividends received by an individual on the Flow-Through Shares will be eligible for a dividend tax credit. For purposes of calculating the individual's income, dividends received by the individual will be increased by one quarter (the "gross-up") and the total amount is added to the individual's income. The individual will then be entitled to a credit against federal income tax payable equal to two-thirds of the grossed-up amount.

Dividends received by a corporation on the Flow-Through Shares are normally received tax-free under the Tax Act, but may be subject to a special refundable tax under Part IV of the Tax Act.

PART II

Item 1.      Market Price of and Dividends of the Registrant's Common Equity and Related Stockholder Matters.

Firstline Environmental Solutions Inc.'s common stock is quoted on the OTC Pink Sheets under the symbol FEMS. The high and low closing bid information for our common stock is based on information received from the OTC Pink Sheet Market.

Quarter Ended	High	Low
November 30, 2003	$0.06	$0.02
February 28, 2004	0.10	0.35
May 31, 2004	0.10	0.07
August 31, 2004	0.07	0.04
November 30, 2004	0.08	0.04
February 28, 2005	0.08	0.05
May 31, 2005	0.05	0.025
August 31, 2005	0.05	0.02

The quotations reflect inter-dealer price, without mark-up, markdown or commission and may not represent actual transactions.

As of August 31, 2005, there were approximately 49 stockholders of record of our common stock.

The Company has not declared any dividends in the past two fiscal years and does not foresee declaring dividends during its current fiscal year.

The Company does not have any compensation plans pursuant to which equity securities are authorized for issuance.

Item 2.     Legal Proceedings

The Company is not a party to any pending legal proceedings.

Item 3.      Changes in and Disagreements with Accountants:    None.

Item 4.      Recent Sales of Unregistered Securities

The following unregistered securities were issued by the Company during the past three years:

Date	# & Type of Securities	To Whom Issued	Consideration
Nov 2002 Nov 2002 Nov 2002 Nov 2002 May 2004 May 2004 Nov 2004 Jun 2005 Jun 2005	5,025,000
Common Shares

951,000
Common Shares

1,157,500
Common Shares

500,000
Common Shares

400,000
Common Shares

3,140,844
Common Shares

2,000,000
Common Shares

2,147,471
Common Shares

500,000
Common Shares	15 Persons in FLRS acquisition 8 Persons 11 Persons 1 Person 3 Persons 14 Persons 2 Persons 6 Persons 1 Person	Share exchange

Debt Conversion
$91,940

Services valued
at $69,450

Security for loan
Valued at $30,000

Services valued
At $51,000

Debt Conversion
$575,723

Services valued
at $100,000

Debt Conversion
$340,908

Services valued
at $125,000

With respect to the sales, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The securities were offered to accredited or sophisticated investors, personally known to the Company’s officers.  The investors were provided all material information regarding the the Company. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Company.

Item 5.     Indemnification of Directors and Officers

Our Articles and Florida law provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of

Florida against all expenses, liability and loss (including attorney’s fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under Article 11.

Florida Revised Statutes Section 607.0850 provides for indemnification of officers, directors, employees and agents as follows:

607.0850 Indemnification of officers, directors, employees, and agents. — (1)  A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(2)  A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3)  To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in Subsection (1) or Subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

(4)  Any indemnification under Subsection (1) or Subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Subsection (1) or Subsection (2). Such determination shall be made:

        (a)  By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

        (b)  If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

        (c)  By independent legal counsel:

1. Selected by the board of directors prescribed in Paragraph (a) or the committee prescribed in Paragraph (b); or

2. If a quorum of the directors cannot be obtained for Paragraph (a) and the committee cannot be designated under Paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

        (d)  By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

(5)  Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by Paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

(6)  Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

(7)  The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

        (a)  A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

        (b)  A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

        (c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or

        (d)  Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

(8)  Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

(9)  Unless the corporation’s articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

        (a)  The director, officer, employee, or agent is entitled to mandatory indemnification under Subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

        (b)  The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to Subsection (7); or

        (c)  The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in Subsection (1), Subsection (2), or Subsection (7).

(10)  For purposes of this section, the term “corporation” includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

PART F/S

Cinnamon Jang Willoughby & Company

Chartered Accountants
A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Firstline Environmental Solutions Inc.
              (An Exploration Stage Corporation):

        We have audited the consolidated balance sheet of Firstline Environmental Solutions Inc. as at May 31, 2005 and 2004 and the consolidated statements of stockholders’ operations and changes in stockholders’ equity and cash flows for the years ended May 31, 2005 and 2004. These consolidated financial statements are the responsibility of the company’ s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        These consolidated financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the company has incurred recurring net losses and a net capital deficiency. These factors raise substantial doubt about the company’s ability to continue as a going concern. Management’s plans to rectify the capital deficiency and losses are outlined in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        In our opinion, except as stated above, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Burnaby, B.C. August 15, 2005	"Cinnamon Jang Willoughby & Company" Chartered Accountant

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 1N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319. HLB Cinnamon Jang Willoughby & Company is a member of International. A world-wide organziation of accounting firms and business advisors.

FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEET
May 31, 2005

	2005	2004
Asset
Current:
Cash	$77	$—
Subscription receivable	100,000	—

	100,077	—

Long-term:
Investments (Note D)	14,615	65,765
Mineral Claims (Note E)	81,242	48,113

	95,857	113,878
Equipment (Note F)	152,219	181,567

	348,153	295,445

Liabilities
Current:
Bank indebtedness	$—	$2,850
Accounts payable	183,733	181,567
Due to shareholders (Note G)	343,934	167,750
Short term notes (Note H)	354,042	262,552

	881,709	614,720

Shareholders' Deficiency
Share Capital:
Authorized -
50,000,000 Common shares with par value of $0.001
Issued and Outstanding -
14,859,344 Common shares (Note I)	14,859	12,859
Additional paid-in capital	908,959	810,959

	923,818	823,818
Deficit, accumulated during the development phase	(1,457,374)	(1,143,093)

	(533,556)	(319,275)

Subsequent Event (Note M)	$348,153	$295,445

-See accompanying notes-

FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS
Years ended May 31, 2005, 2004 and
Period from August 21, 1997 (date of inception) through May 31, 2005

	2005	2004	Period from August 21, 1997 (date of inception) through May 31, 2005
Revenue	$—	$—	$61,770

Mineral exploration and development	99,704	31,451	182,477

Operating Expenses
Accounting and legal fees	13,767	20,430	51,400
Advertising and promotion	796	1,848	25,923
Amortization	38,041	41,356	208,016
Auto expense	2,342	3,809	14,386
Bank charges and interest	68,402	181,037	385,920
Consulting fees	7,943	31,288	49,564
Contract work	—	1,415	22,329
Foreign exchange	15,208	(43,099)	117,166
Insurance	—	322	5,073
Management fees	22,325	31,278	116,395
Office and miscellaneous	182	14,813	172,078
Rent	1,665	4,924	14,775
Repairs and maintenance	—	380	11,852
Telephone and utilities	591	4,718	10,220
Travel	1,036	11,209	18,145

Total operating exp	172,298	305,730	1,223,241
(Gain) loss on disposal of investment	42,279	(9,309)	47,209
Writedown of assets	—	64,532	64,532
Loss on Disposal of Shares	—	—	1,685

Net Loss	$314,281	$392,404	$1,457,374

Net loss per weighted-average share -
Basic and fully diluted	$0.023	$0.037	$0.117

Weighted-average number of shares	13,939,945	10,650,374	12,482,160

-See accompanying notes-

FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31, 2005, 2004 and
Period from August 21, 1997 (date of inception) through May 31, 2005

	2005	2004	Period from August 21, 1997 (date of inception) through May 31, 2005
Operating Activities
Net loss	$(314,281)	$(392,404)	$(1,457,374)
Adjustments for
Amortization	38,041	41,356	208,016
Foreign exchange	15,208	(43,099)	(60,591)
Write down of assets	26,575	60,408	111,741

Changes in non-cash working capital
(Increase) in subscription receivable	(100,000)	—	(100,000)
(Increase) in amount due from related parties	50,697
Increase in accounts payable	2,166	(13,305)	183,733
Increase in short term notes	91,489	(190,746)	354,042
Increase in due to shareholders	176,184	(109,535)	343,934

Net cash used in operating activities	(64,618)	(596,628)	(416,499)

Investing Activities
Acquisition of mineral claims	(23,819)	(81,242)
Investments	(6,120)	(65,765)
Acquisition of equipment	(8,636)	(17,937)	(360,235)

Net cash used in investing activities	(32,455)	(24,057)	(507,242)

Financing Activities
Proceeds from sales of common shares	100,000	626,724	923,818

Net cash from financing activities	100,000	626,724	923,818

Net Increase in Cash	2,927	6,039	77

Cash, beginning	(2,850)	(8,889)	—

Cash, ending	$77	$(2,850)	$77

-See accompanying notes-

FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY
Period from August 21, 1997 (date of inception) through May 31, 2005

	Common Shares
	Shares	Amount	Additional paid-in capital	Deficit accumulated during the exploration phase	Total
Balances at May 31, 2002	17,685,000	17,685	59,000	(274,113)	(197,428)

Surrender and cancellation
of common shares	(16,000,000)	(16,000)	(59,000)	—	(75,000)

Sale of common shares	7,633,500	7,634	187,776	—	195,410

Net loss for the year	—	—	—	(476,576)	(476,576)

Balances at May 31, 2003	9,318,500	9,319	187,776	(750,689)	(553,595)

Sale of common shares	3,540,844	3,541	623,183	—	626,724

Net loss for the year	—	—	—	(392,404)	(392,404)

Balance at May 31, 2004	12,859,344	12,859	810,959	(1,143,093)	(319,275)

Sale of common shares	2,000,000	2,000	98,000	—	100,000

Net loss for the year	—	—	—	(314,281)	(314,281)

Balance at May 31, 2005	14,859,344	14,859	908,959	(1,457,374)	(533,556)

-See accompanying notes-

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
May 31, 2005

Note A — Organization and Description of Business

These consolidated financial statements include the accounts of Firstline Environmental Solutions Inc. (Company) which was incorporated on August 21, 1997 in accordance with the laws of the State of Florida and its wholly owned subsidiary Firstline Recovery Systems Inc. which was incorporated June 1, 1998 under the laws of British Columbia.

The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7, “Accounting and Reporting by Development Stage Enterprises”. The Company’s principle business is the acquisition and exploration of mineral resources. The Company has generated no significant operating revenues and has incurred cumulative operating losses of approximately $1,457,374 (2004 — $1,143,093).

Note B — Going Concern

The Company is fully dependent upon either, future sale of shares or its current management and/or advances or loans from controlling shareholders or corporate officers to provide sufficient working capital to preserve the integrity of the corporate entity during the development phase.

There is no assurance that the Company will be able to obtain additional funding through the sales of additional shares or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company. It is the intent of management and controlling shareholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

Management has developed a business plan to address the company’s net capital deficiency. This includes raising capital through its current Offering Memorandum and optioning some of the company’s mineral claims to other exploration companies (refer to Note M) The Company is a publicly trading company on the Pink Sheets Exchange in the United States. Firstline Environmental Solutions Inc. is currently preparing documentation and disclosure statements for filing with the Securities Exchange Commission (SEC) to become a full reporting issuer on the OTC BB Exchange in the United States

Note C — Summary of Significant Accounting Policies

1.	Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year end is May 31.

2.	Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
May 31, 2005

Note C — Summary of Significant Accounting Policies (Continued)

3.	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with FSAS No. 128 “Earnings per Share”. SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury method and convertible preferred shares using the if-converted method. In computing diluted EPS, the average shares price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. As of May 31, 2005 and 2004, respectively, the Company’s outstanding warrants are anti-dilutive due to operating losses.

4.	Comprehensive Income (Loss)

SFAS No. 130 “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at May 31, 2005, the company has no items that represent a Comprehensive loss in the financial statements.

5.	Cash and Cash Equivalents

The Company considers all highly-liquid investments with maturities of three months or less, at the time of issuance, to be cash and cash equivalents.

6.	Organization Costs

The Company has adopted the provisions of AICPA Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities” whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
May 31, 2005

Note C — Summary of Significant Accounting Policies (continued)

7.	Financial Instruments

i)  Fair Values

The fair values of cash, subscriptions receivable, accounts payable, short-term notes and amounts due to shareholders approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

ii)  Currency Risk

The company is exposed to currency risk from transactions undertaken in Canadian dollars. At May 31, 2005, substantially all of the company’s liabilities are denominated in Canadian dollars

8.	Mineral Properties

Costs of exploration, carrying and retaining unproven mineral properties are expensed as incurred

9.	Advertising Expenses

Advertising and marketing expenses are charged to operations as incurred.

10.	Income Taxes

The asset and liability method is used when accounting for income taxes. The deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, comprising primarily of accumulated amortization and unutilized non-capital losses. The deferred tax asset is related solely to the Company’s net operating loss carry forwards’ and is fully reserved.

11.	Foreign Currency Translation

The functional and reporting foreign currency is the United States dollar. Foreign currency transactions are occasionally undertaken in Canadian dollars and are translated into United States dollars using exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at each balance sheet date at the exchange rate prevailing at the balance sheet date. Foreign currency exchange gains and losses are charged to operations. The Company has not entered into derivative instruments to offset the impact of foreign currency fluctuations.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
May 31, 2005

12.	Recent Accounting Pronouncements

a.	In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153 “Exchange of Non-monetary Assets – An Amendment of APB Opinion No. 29". The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the company’s results of operations or financial position.

b.	In December 2004, the FASB issued SFAS No. 123R “Share Based Payment” (“FAS123R”) which is a revision of SFAS No. 123 “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transaction in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entities equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transaction in which an entity obtains employee services in share based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instrument issued. Public entities other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have material effect on the Company’s results of operations or financial position.

c.	In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
May 31, 2005

Note D – Investments

Investments consist of:

On March 26, 2002, the company paid $14,615 ($Cdn 20,000) to purchase an option to acquire 49% of the outstanding shares of Slate Creek Mining Company Ltd. For$Cdn 1,000,000. The option expires March 26, 2007.

The company purchased a subscription to purchase 70,000 Class D Preferred shares of Fu Kwai Enterprises Ltd. For $51,150 ($Cdn 70,000). During 2005 this subscription was applied against balance due to Fu Kwai Enterprises Ltd.

Note E- Mineral claims

On May 15, 2005, the company’s subsidiary Firstline Recovery Systems Inc. assigned to the company its interest in certain mineral claims in the province of British Columbia more particularly known and described from the BC Mining Title Office as Tenure numbers Mineral titles 506235, 506328,506333, 506335, 506336, 506337 for Burns Mountain, and Placer titles 374389, 514918 for Hawks Placer claim and Joytown Placer Claim in exchange for $881,242 ($Cdn 102,002).

US GAAP requires that mineral exploration expenditures be charged to the Statement of Operations in the period incurred. Cumulative exploration costs on these mineral claims are $182,477 (2004 — $82,773).

Note F- Equipment

	Cost	Accumulated Amortization	2005 Net	2004 Net

Equipment	$360,235	$208,016	$152,219	$181,567

Note G – Due to Shareholders:

The amounts due to shareholders are non-interest bearing, due on demand and secured by promissory notes.

Note H – Short-Term Notes

Short-term notes bear interest at rates from 0% to 36% per annum and are expected to be repaid or converted to common stock within one year.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
May 31, 2005

Note I — Common Share Transactions

On June 25, 2000, the Board of Directors issued an aggregate of 17,685,000 common shares. And, the company surrendered and canceled an aggregate of 5,000,000 common shares issued on October 31, 1999 for incorporation. This action caused the issued and outstanding shares to increase from 5,000,000 to 17,685,000.

On July 18, 2002, the Company surrendered and cancelled an aggregate 16,000,000 common share issued on June 25, 2000.

On November 18, 2002, the officers issued an aggregate of 7,633,500 common shares for gross proceeds of $195,410 as per Merger and Debt Settlement Agreements with and services provided by shareholders of Firstline Recovery Systems Inc.

On December 31, 2003, the company issued an aggregate of 3,140,844 shares to creditors of Firstline Recovery Systems Inc. as per Debt Settlement Agreements with Firstline Recovery Systems Inc.

On May 17, 2004, an aggregate of 400,000 shares issued as per Debt Extension Bonus and Management Bonus Agreement.

On November 15 and November 16, 2004, the Company issued an aggregate 1,500,000 shares and 500,000 shares, respectively, in accordance with its engagement agreement with Graydon Elliott Capital Corporation dated June 4, 2004.

Note J — Warrants

At May 31, 2005, the company has the following warrants outstanding:

Number	Exercise Price	Expiry Date
350,000 150,000 40,000 50,000 700,000 12,500 181,066 133,332 114,814 297,000 145,187 33,416 40,000 2,247,315 =======	$0.35 0.35 0.35 0.35 0.30 0.35 0.30 0.35 0.35 0.30 0.35 0.35 0.30	October 1, 2005
October 6, 2005
October 9, 2005
October 15, 2005
October 15, 2005
November 1, 2005
November 26, 2005
November 28, 2005
December 1, 2005
December 1, 2005
December 17, 2005
February 15, 2006
April 30, 2006

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
May 31, 2005

Note K– Related Party Transactions

1.     Amounts due from related parties are non-interest bearing and are due on demand.

2.     Amounts due to shareholders and loan payable bear interest at rates ranging between 0 to 50% and are due on demand.

3.     Transactions during the year:

	2004	2005

Interest Management fees	$ 66,930 22,325	$ 178,812 31,278

Those transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Note L — Income Taxes

As of May 31, 2005, the Company has a net operating loss carryforward of approximately $1,457,374 to offset future taxable income. Subject to current regulations, these carryforwards will expire in the range of 2006 to 2017 The amount and availability of the net operating loss carryforward may be subject to limitations set forth by the Internal Revenue Service and Canada Reveue Agency. Factors such as whether there is a deemed more than 50 percent change in control.

Note M – Subsequent Event

On July 30, 2005, the company granted Georgia International Mining Company the option to purchase three mineral claims – Tenure Numbers 506335, 506336 and 506337 in exchange for $227,055 ($Cdn 285,000) payable as follows: $27,884 ($Cdn 35,000) at the date of the agreement, $99,586 ($Cdn 125,000) on June 30, 2006 and June 30, 2007

PART III

Item 1.     Index to Exhibits

Exhibit No.	Identification of Exhibit
2.1	Articles of Incorporation
2.2	Articles of Amendment dated March 1, 2000
2.3	Articles of Amendment dated October 19, 2001
3.1	Form of Specimen of Common Stock
3.2	Form of 2003 Debt Settlement Agreement
3.3	Form of 2005 Common Stock Purchase Warrant
10.1	Intellectual Property Assignment Agreement dated June 4, 1998
10.2	Pro Act Management Consulting Contract
10.3	Georgia International Mining Option Agreement dated July 30, 2005

SIGNATURES

        Pursuant ot the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2005	FIRSTLINE ENVIRONMENTAL SOLUTIONS, INC. By: /s/ TOM HATTON Tom Hatton, President

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